SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company,
a subsidiary of Great Plains Energy Incorporated, a
registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

     Capital contribution by Great Plains Energy
     Incorporated ("GPE") to its wholly-owned subsidiary, Kansas City Power & Light Company ("KCPL").

2.   Issue, renewal or guaranty:

     No securities were issued.

3.   Principal amount of each security:

     No securities were issued. GPE made capital contributions to KCPL of $22,830,000 and $16,170,000 on December 21 and December 27, 2001, respectively.

4.   Rate of interest per annum of each security:

     Not applicable.

5.   Date of issue, renewal or guaranty of each security:

     Not applicable.

6.   If renewal of security, give date of original issue:

     Not applicable.


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7.   Date of maturity of each security:

     Not applicable.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     Not applicable.

9.   Collateral given with each security:

     None.

10.  Consideration given for each security:

     No securities were issued.

11.  Application of proceeds of each security:

     No securities were issued. The capital contributions will be used for financing the general business activities of Kansas City Power & Light Company.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

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14.  If the security or securities are exempt from the
     provisions of Section 6(a) because of the fourth sentence of
     Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     The capital contributions are exempt under Rule
     45(b)(4).

                                   /s/Andrea F. Bielsker
                                   Andrea F. Bielsker
                                   Vice President - Finance,
                                   Chief Financial Officer
                                   and Treasurer
                                   Kansas City Power & Light
                                   Company

Dated: January 3, 2002.